EXHIBIT 99.1

[ESG Logo]

January 11, 2010.

Nexsan Corporation

555 St. Charles Drive, Suite 202

Thousand Oaks, CA 91360

Attn: Philip Black

Ladies and Gentlemen:

Nexsan Corporation, (the “Company”) has requested that ENTERPRISE STRATEGY GROUP (“ESG”) execute this letter in connection with a proposed initial public offering by the Company (the “IPO”). In connection with the IPO, the Company will be filing an amendment to the registration statement on Form S-1 (the “Amendment”) with the Securities and Exchange Commission. Please be advised as follows:

1.   ESG consents to the use by the Company of ESG’s name in portions of the prospectus and the Amendment.

2.   ESG consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Amendment. In granting such consent, ESG represents that, to its knowledge, the statements made in such research data are accurate and fairly present the matters referred to therein.

In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), or the rules and regulations of the Securities and Exchange Commission thereunder (the “Regulations”), nor do we admit that we are experts with respect to any part of such Amendment within the meaning of the term “experts” as used in the Act or the Regulations.

ESG agrees that the existence and terms of the IPO constitute confidential information and agrees not to disclose such confidential information to any person or entity or use such confidential information for any purpose other than set forth herein.

Very truly yours,

ENTERPRISE STRATEGY GROUP

By:	/s/ Walter Mason
Name:	Walter Mason
Title:	CFO

Exhibit A

Industry Background

Industry and market data used throughout this prospectus were obtained through surveys and studies conducted by third parties, and industry and general publications. The information contained in “Business—Industry Background” is based on studies, analyses and surveys prepared by the Enterprise Strategy Group and IDC. We have not independently verified any of the data from third-party sources nor have we ascertained any underlying economic assumptions relied upon therein. Estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

The Rapid Growth of Digital Information Being Stored on Disk

The amount of digital information being created and stored on disk by businesses, governments and other organizations is growing rapidly.  Once created, digital information does not typically change until deleted.  Examples include digital media such as photographs, medical images, video and audio recordings; digital correspondence such as e-mail, instant messaging transcripts and voicemail; and e-commerce documents, such as electronic invoices and purchase orders.  As disk-based storage solutions offer many advantages over tape and optical solutions in storing digital information, many organizations are increasingly using disk-based storage solutions and are reducing the use of tape or optical solutions.

Digital information is being created by mid-tier organizations faster than ever before and this information needs to be stored longer and be readily available.  Some of the key factors influencing these trends include:

•                  Increasing number of applications that create digital information. Businesses and organizations of all sizes are utilizing applications that create significant amounts of digital information, such as e-commerce, digital security, digital multimedia, digital medical records, digital design software, and digital imaging.  Applications outside of the traditional data center are becoming more widely used, particularly for the mid-tier.

•                  Larger size and frequent sharing of files.  The creation and storage of increasingly larger files associated with high-resolution video, photos, medical images, music and data-intensive documents, as well as the frequent sharing and re-saving of files, which results in the storage of duplicate data, is accelerating the growth of digital information.

•                  Evolving business practices to store information in digital form.  Many organizations are now retaining key information in digital form for indefinite timeframes.  For example, governments are now retaining records in digital form whereas government had previously retained records in paper form.

•                  Increasing regulatory requirements.  Regulations resulting from legislation such as the Sarbanes Oxley Act of 2002 and the Health Insurance Portability and Accountability Act, or HIPAA, require some companies to retain digital information for specified periods of time, and then often require guaranteed deletion of data when that time has elapsed.  These regulations also require organizations to take reasonable measures to ensure the security and integrity of their data over sustained periods of time.

Digital information is being created and stored at a faster rate than other types of content such as transaction-oriented database information.  The Enterprise Strategy Group, a market research firm, estimates that approximately 60% — 80% of all new enterprise information will be retained for business reference, compliance or discovery purposes, and that the average retention period for such information will be between four and ten years.  Evolving business practices and regulations are also changing the requirements placed on systems that store and manage digital information, and are driving the need for readily-available long-term storage.

Demand for New Approaches to Storing and Managing Digital Information

Traditionally, high-cost disk drives that are optimized for performance, such as Fibre Channel and SCSI, have been used to store transaction-oriented database information, while less expensive, low-availability storage systems, such as tape and optical disk was used for long-term storage of digital information.  Historically, most research and development in the storage industry has focused on improving the speed and performance characteristics for managing dynamic information for large and centralized enterprise data centers.  However, as demands have been increasing for storing digital age applications that create large amounts of information such as email, office documents, medical images and digital voice or video recordings, the requirements placed on long-term storage have become more complex.  Organizations are increasingly looking for cost-effective and intelligent storage solutions with high-availability that can scale to tackle the substantial growth of digital information.

In light of these factors, organizations are changing their approach to the storage and management of digital information in a number of ways.

•                  Adoption of low-cost, capacity-optimized disk storage. The introduction of low-cost, capacity-optimized disk drives is changing the way organizations store digital information.  More organizations are creating disk-based multi-level storage environments, in which data that is transactional or mission critical is stored on traditional, and more expensive performance optimized disk drives, such as Fibre Channel or SCSI, while digital information is moved to lower cost disks that are optimized for capacity.  These lower cost disks generally utilize SATA disk drives.  As digital information continues to grow faster than other data types, the result has been a shift from the need for performance-optimized storage to capacity-optimized storage.  In addition, the need for ready access to information has led to the replacement of some tape and optical disk solutions with SATA disk drives.  IDC estimates that the market for capacity-optimized storage disk systems will grow from $6.3 billion in 2007 to $17.4 billion in 2013, representing a compound annual growth rate, or CAGR, of 18.6%.  Source: IDC, Worldwide Enterprise Storage Systems 2009 – 2013 Forecast, Doc # 221287, December 2009.

•                  Utilization of replication and archiving solutions using disk-based technologies. In order to obtain greater accessibility and security of their digital information, organizations are replacing tape and optical based replication and archiving technologies with disk-based solutions that provide rapid access to their data.  Many organizations find it important to replicate data to protect their information from various threats and disasters.  Replication helps ensure that an organization will be able to access its data from a secondary source in case of data loss or corruption.  The purpose of an archive is to store information in a secure and cost-effective manner for the long-term while enabling the retrieval of specific files as easily and quickly as possible.  Unlike backup data, which is copied from a primary storage system, typically to tape, in support of short-term recovery efforts, archived data is transferred from primary storage systems to separate disk-based storage systems for long-term reference and reuse.  The Enterprise Strategy Group estimates that the capacity of external disk storage dedicated to digital archiving will grow from approximately 1,700 petabytes in 2007 to over 34,300 petabytes in 2012, representing a CAGR of 82%.

•                  Increasing demand for ‘green’ storage to reduce energy consumption in the data center. Power use is an increasingly important factor in the data center.  As the density of servers, storage and other computing assets within data centers has increased, the demand for power, exacerbated by mounting cooling needs resulting from increased power consumption, has begun to outstrip supply.  The availability of power has become a significant impediment to the growth of computing capabilities in some data centers.  The cost of power is also impacting IT budgets.  Customer demand is prompting industry analysts to define a new class of storage known as ‘green’ storage which is significantly more energy efficient.  In addition, because of their increasing power consumption, data centers risk being targeted by ‘green’ legislation to reduce power consumption and cut carbon emissions.  As a result, enterprises are increasingly seeking energy-efficient solutions in the data center to manage power consumption, reduce operating expense and respond to environmental and political concerns.